# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cloopen Group Holding Limited, CIK 0001804583
CUSIP: 18900M203
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 10/28/2026
Filed by CIK 0001483503
Persons authorized to receive notices and communications: Yipeng Li, CFO, 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102, (86) 10-6477-5680

## Reporting persons
- TB Alternative Assets Ltd. (CIK 0001483503): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trustbridge Partners V, L.P. (CIK 0001618396): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trustbridge Partners VII, L.P. (CIK 0001833327): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TB Partners GP5 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TB Partners GP7 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Changxun Sun (CIK 0001907822): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cloopen Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Flawless Success Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Image Frame Investment (HK) Limited (CIK 0001970144): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Parantoux Vintage PE Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yang Diao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Novo Investment HK Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- China Reform Venture Capital Investment Management (Shenzhen) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mirae Asset New Economy Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mirae Asset Growth 1 Investment Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mirae Asset General Partners: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mirae Asset Growth Investment Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mirae Asset Global Investments (Hong Kong) Limited (CIK 0001423255): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Cloopen Group Holding Limited
Address of issuer's principal executive offices: 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102
Comment:
This Amendment No. 3 (this "Amendment") amends and supplements the statement on Schedule 13D filed jointly by the Reporting Persons named therein with the Securities and Exchange Commission (the "SEC") on December 30, 2025 (the "Original Schedule"), as amended by Amendment No. 1 filed on May 13, 2026 and Amendment No.2 filed on July 31, 2026 (the Original Schedule as so amended, the "Schedule 13D", and the Schedule 13D, together with this Amendment, the "Statement"), with respect to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Cloopen Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive office is located at 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, the People's Republic of China.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On September 24, 2026, at an extraordinary general meeting of the shareholders of the Issuer (the "EGM"), the shareholders of the Issuer authorized and approved the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger. The Merger Agreement and the Transactions contemplated thereby, including the Merger, were approved by approximately 99.98% of the total votes cast at the EGM.
On October 28, 2026, the Issuer and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of October 28, 2026, pursuant to which the Merger became effective on October 28, 2026 (the "Effective Time"). As a result of the Merger, Merger Sub merged with and into the Issuer and ceased to exist, and the Issuer continued as the surviving company and became a wholly-owned subsidiary of HoldCo.

At the Effective Time, (a) each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Dissenting Shares and Class A Ordinary Shares represented by ADSs) was cancelled and ceased to exist in exchange for the right to receive US$0.4940 in cash per Ordinary Share without interest, (b) each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADS, was cancelled and ceased to exist in exchange for the right to receive US$2.9641 in cash per ADS without interest, subject to the terms and conditions set forth in the Merger Agreement and the Deposit Agreement, (c) each Excluded Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist without payment of any consideration or distribution therefor, and (d) each Dissenting Share issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist and thereafter represented only the right to receive the payment of the fair value of such Dissenting Share determined in accordance with Section 238 of the Companies Act (As Revised) of the Cayman Islands.

At the Effective Time, each share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and became one validly issued, fully paid and non-assessable ordinary share of the surviving company, and such shares constituted the only issued and outstanding share capital of the surviving company immediately following the Effective Time.

In addition, at the Effective Time, the Issuer terminated the Company Share Plans (as defined in the Merger Agreement) and any relevant award agreements entered into under the Company Share Plans, and each Company Equity Award (as defined in the Merger Agreement) outstanding immediately prior to the Effective Time was cancelled and treated in accordance with Section 2.02 of the Merger Agreement.

As a result of the Merger, the Issuer became a privately-held company wholly-owned directly by HoldCo, the ADSs will no longer be quoted on the OTC Pink Market, and the Issuer's ADS program will be terminated. The Issuer intends to suspend its reporting obligations under the Act by filing a certification and notice on Form 15 with the SEC. The Issuer's reporting obligations under the Act will be suspended immediately upon the filing of the Form 15 and will cease upon the effectiveness of the deregistration under the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Merger, as described in Item 4 of this Amendment, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: see (a)
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment or previously reported in the Schedule 13D, to the best knowledge of each of the Reporting Persons, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions described in Item 4, as of October 28, 2026, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of any Ordinary Shares or ADSs. Therefore, this Amendment constitutes the final amendment to the Original Schedule, as amended.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

99.22 SCHEDULE A LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

## Signatures
- TB Alternative Assets Ltd.: /s/ Shujun Li, Shujun Li, Director (10/28/2026)
- Trustbridge Partners V, L.P.: /s/ Verity Priest, Verity Priest, Authorized Signatory (10/28/2026)
- Trustbridge Partners VII, L.P.: /s/ Verity Priest, Verity Priest, Authorized Signatory (10/28/2026)
- TB Partners GP5 Limited: /s/ Verity Priest, Verity Priest, Director (10/28/2026)
- TB Partners GP7 Limited: /s/ Verity Priest, Verity Priest, Director (10/28/2026)
- Changxun Sun: /s/ Changxun Sun, Changxun Sun (10/28/2026)
- Cloopen Co., Ltd.: /s/ Changxun Sun, Changxun Sun, Director (10/28/2026)
- Flawless Success Limited: /s/ Menghan Du, Menghan Du, Director of Kastle Limited which is the director of Flawless Success Limited (10/28/2026)
- Tencent Holdings Limited: /s/ Huateng Ma, Huateng Ma, Director (10/28/2026)
- Image Frame Investment (HK) Limited: /s/ Tse Cheuk Yin Tiffany, Tse Cheuk Yin Tiffany, Director (10/28/2026)
- Parantoux Vintage PE Ltd.: /s/ Yang Diao, Yang Diao, Director (10/28/2026)
- Yang Diao: /s/ Yang Diao, Yang Diao (10/28/2026)
- Novo Investment HK Limited: /s/ Fei Xun, Fei Xun, Director (10/28/2026)
- Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership): /s/ Shuguang Shi, Shuguang Shi, Authorized Signatory (10/28/2026)
- China Reform Venture Capital Investment Management (Shenzhen) Ltd.: /s/ Jie Huang, Jie Huang, Authorized Signatory (10/28/2026)
- Mirae Asset New Economy Fund L.P.: /s/ Byung Ha KIM, Byung Ha KIM, Authorized Signatory (10/28/2026)
- Mirae Asset Growth 1 Investment Company Limited: /s/ Byung Ha KIM, Byung Ha KIM, Director (10/28/2026)
- Mirae Asset General Partners: /s/ Byung Ha KIM, Byung Ha KIM, Director (10/28/2026)
- Mirae Asset Growth Investment Company Limited: /s/ Byung Ha KIM, Byung Ha KIM, Director (10/28/2026)
- Mirae Asset Global Investments (Hong Kong) Limited: /s/ Byung Ha KIM, Byung Ha KIM, Director (10/28/2026)